UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of	April	2024
Commission File Number	001-41722

METALS ACQUISITION LIMITED

(Translation of registrant's name into English)
3rd Floor, 44 Esplanade, St. St. Helier, Jersey, JE49WG Tel: +(817) 698-9901
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

EXPLANATORY NOTE

On April 22, 2024, Metals Acquisition Limited (the “Company”) released its Resource and Reserve Statement and 3 Year Production Guidance for the CSA Copper Mine. A copy of the announcement is attached hereto as Exhibit 99.1, a copy of the consent of Jan Coetzee is attached hereto as Exhibit 23.1 and a copy of the consent of Cube Consulting Pty Ltd is attached hereto as Exhibit 23.2.

The information in this Form 6-K, including Exhibit 23.1, Exhibit 23.2 and Exhibit 99.1 attached hereto, is furnished and shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference into any of the Company's filings under the Securities Act of 1933, as amended, or the Exchange Act.

EXHIBIT INDEX

Exhibit	Description of Exhibit

23.1	Consent of Jan Coetzee.
23.2	Consent of Cube Consulting Pty Ltd.
99.1	Press release of Metals Acquisition Limited dated April 22, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALS ACQUISITION LIMITED
(Registrant)

Date:	April 22, 2024	By:	/s/ Michael James McMullen
			Name:	Michael James McMullen
			Title:	Chief Executive Officer